Exhibit 99.4

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Rio Alto Mining Limited (“Rio Alto” or the “Company”)
400 Burrard Street
Suite 1950
Vancouver, British Columbia
V6C 3A6

Item 2 Date of Material Change

June 13, 2014

Item 3 News Release

A press release was disseminated on June 16, 2014 via Marketwired.

Item 4 Summary of Material Change

The Company obtained a commitment letter from Banco de Crédito del Perú that provides for a financing for aggregate proceeds of USD$70 million.

Item 5 Full Description of Material Change

The Company obtained a commitment letter from Banco de Crédito del Perú that provides for a financing for aggregate proceeds of USD$70 million.

The financing will be comprised of a term loan in the amount of USD$50 million and a lease agreement whereby La Arena S.A. acquires the operating assets of its electrical power subsidiary, Empresa de Energia Yamobamba S.A.C. “Yamobamba Energy”, for proceeds of USD$20 million. The loan will have a one year term and will bear an expected interest rate in the range of 2.5% to 2.75% per annum and the lease will have a three year term and an expected interest rate of 4.50% per annum. The lease agreement transaction will allow Rio Alto to accelerate the refund of Value Added Tax (IGV) paid of up to USD$3.6M (18% IGV levied on equipment and construction costs) which will be an additional cash inflow to the USD$70 million in financing. The financing has been structured by Credicorp Capital Servicios Financieros S.A. and the funds lent by Banco de Crédito del Perú. The completion of the financing is subject to the negotiation and execution of definitive agreements and the satisfaction of other customary closing conditions.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Alexander Black
President, CEO & Director
51 1 625 9900
alexb@rioaltomining.com

Item 9 Date of Report

June 19, 2014

Cautionary statement regarding forward-looking information:

This material change report contains certain forward-looking information including statements concerning a proposed financing. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable laws.